Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 or 650-794-4403

ELAN ANNOUNCES RESOURCE REALIGNMENT

Dublin, Ireland; San Francisco, CA; New York, NY – December 12, 2008 – Elan Corporation, plc (NYSE: ELN) announced today that it is realigning some of its functions to direct additional investment towards its innovative pipeline. The realignment will result in the elimination of a number of positions and additional refinement to Elan’s commercial activities in Tysabri for Crohn’s disease. Elan has also decided to close its offices in New York and Tokyo during the first quarter of 2009.

Elan CEO Kelly Martin said that for the past several months the company has been assessing several options to ensure sufficient resources are directed toward its most promising research and development opportunities.  “We continually evaluate our pipeline, product portfolio, and company structure with a goal of maintaining our flexibility and ability to invest in the most valuable product opportunities for patients while driving value for our shareholders,” Martin said.

Elan President Carlos V. Paya, MD, PhD, said that Elan will shift its effort from what is a traditional sales commercial model to a model based on clinical support and education. “Going forward,” Dr. Paya said, “we will continue providing the appropriate clinical information and scientific data to support the key gastroenterologist relationships we have established in the United States. Elan continues to believe Tysabri is an important therapeutic option for patients with moderately to severely active Crohn’s disease for whom conventional CD therapies and anti-TNFs are not viable.”

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs.  Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

Forward Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

###

2